U. S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                   FORM 12b-25
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                   NOTIFICATION OF LATE FILING                 SEC FILE NUMBER
                                                                  000-30486
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                            (Check One):                        CUSIP NUMBER
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                                 SEC FILE NUMBER

                                                                CUSIP NUMBER

   [X] FORM 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB
                                   FORM N-SAR

      For Period Ended: .......................................June 30, 2001
      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR

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      Read Attached  Instruction  Sheet Before  Preparing Form.  Please Print or
      Type. Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.
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      If the  notification  relates to a portion of the  filing  checked  above,
      identify   the  Item(s)  to  which  the   notification   relates:
      Not Applicable
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PART 1-Registrant Information

         Full Name of Registrant:    Advanced Communications Technologies, Inc.
         Former Name if Applicable   N/A

         Address of Principal Executive Office (Street and Number):
         19200 Von Karman Ave. Suite 500

         City, State and Zip Code
         Irvine, California  92604

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Part II-Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [23,047], the following should be completed. (Check box if appropriate).

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transaction report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the described due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. - Not Applicable

Part III-Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

      The Company has not yet received consolidated financial statements of Advanced Communications Technologies Pty Limited ("ACT-Australia), its unconsolidated foreign subsidiary. Also, the Company's financial records are maintained in New York City and the Company's ability to prepare its financial statements and Form 10-KSB has been adversely affected by the consequences of the terrorist attacks in New York.

Part IV-Other Information

(1) Name and telephone number of person to contact in regard to this notification

         Wayne I. Danson            (646)                      227-1600
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             (Name)              (Area Code)              (Telephone Number)

      (2) have all other periodic reports required under section 13 or 15(d) of the Securities Exchange of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for a shorter period that the registrant was required to file such report(s) been filed? If the answer is no, specify report(s).

                               [X] Yes           [ ] No

      (3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [  ] Yes         [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Advanced Communications Technologies, Inc.                        .
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         (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  September 26, 2001   BY:  /s/ Wayne Danson, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.